1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

Sohee Yun

Associate

215.963.5538

November 13, 2009

Sheila Stout

Division of Investment Company Regulation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          Response letter to comments on SEI Institutional International Trust - International Fixed Income Fund’s Preliminary Proxy Statement

Dear Ms. Stout:

Set forth below are your comments, and our responses to those comments, on the preliminary proxy statement on Schedule 14A, filed on behalf of the International Fixed Income Fund (the “Fund”), a series of SEI Institutional International Trust (the “Trust”), on October 19, 2009, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended.

1.             Comment: Please provide the Fund’s current expense example for 1 Year without reflecting the voluntary fee waiver.

Response: We have complied with this request.

2.             Comment: Please provide the address of the Fund’s administrator.

Response: We have complied with this request.

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its definitive proxy statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the definitive proxy statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the definitive proxy statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,

/s/ Sohee Yun

Sohee Yun